GIGAMEDIA LIMITED AND

ITS SUBSIDIARIES

(Registration Number: 199905474H)

ANNUAL REPORT

YEAR ENDED 31 DECEMBER 2025

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

ANNUAL REPORT

C O N T E N T S

PAGE
Directors’ statement	1 - 3
Independent auditor’s report	4 - 6
Statements of financial position	7
Consolidated statement of profit or loss	8
Consolidated statement of comprehensive income	9
Consolidated statement of changes in equity	10 - 11
Consolidated statement of cash flows	12 - 13
Notes to financial statements	14 - 53

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2025

Directors’ statement

We are pleased to submit this annual report to the members of the Company together with the audited financial statements for the financial year ended 31 December 2025.

In our opinion:

(a) the financial statements set out on pages 7 to 53 are drawn up so as to give a true and fair view of the financial position of the Group and of the Company as at 31 December 2025 and the financial performance, changes in equity and cash flows of the Group for the year ended on that date in accordance with the provisions of the Singapore Companies Act 1967 (the “Act”) and Financial Reporting Standards in Singapore; and

(b) at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

Directors

The directors in office at the date of this statement are as follows:

Huang, James Cheng-Ming
Hong, Chin Fock (Damian)
Huang, John Ping Chang
Tsai, John Chih-Hong
Liu, Nick Chia-En
Lin, Wan-Wan
Liao, Ying-Chih	(Appointed on 30 January 2026)

Directors' interests

According to the register kept by the Company for the purposes of Section 164 of the Act, particulars of interests of directors who held office at the end of the financial year (including those held by their spouses and infant children) in shares, debentures, warrants and share options in the Company and in related corporations (other than wholly-owned subsidiaries) are as follows:

Name of director and corporation in which interests are held	Holdings at beginning of the financial year	Holdings at end of the financial year

The Company
Huang, James Cheng-Ming
- ordinary shares	1,073,566	1,073,566
- options to subscribe for ordinary shares	4,000	4,000

Except as disclosed in this statement, no director who held office at the end of the financial year had interests in shares, debentures, warrants or share options of the Company or of related corporations either at the beginning of the financial year or at the end of the financial year.

Except as disclosed under the “Share options” section of this statement, neither at the end of, nor at any time during the financial year, was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2025

Share options

2007 Equity Incentive Plan

At the June 2007 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to 400 thousand ordinary shares of the Company have been reserved for issuance. The 2007 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan. The maximum contractual term for the options under the 2007 Plan is 10 years. There were 4,000 shares granted in May 2017. The 2007 Plan has lapsed in
June 2017.

Summarised below are the general terms of its share-based compensation plans as of 31 December 2025.

Date granted	Balance at beginning of year	Granted during the year	Expired/ forfeited during the year	Balance at end of year	Options’ exercise price	Exercise period
	’000	’000	’000	’000	US$

05.05.2017	4	–	–	4	$2.90	05.05.2017 - 05.05.2027
	4	–	–	4

All options are expected to be settled by issuing new shares.

Auditors

The auditors, Deloitte & Touche LLP, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

/s/ HUANG, JAMES CHENG-MING

─────────────────────

HUANG, JAMES CHENG-MING

Director

/s/ LIN, WAN-WAN

─────────────────────

LIN, WAN-WAN

Director

29 April 2026

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF

GIGAMEDIA LIMITED

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of GigaMedia Limited (the “Company”) and its subsidiaries
(the “Group”), which comprise the consolidated statement of financial position of the Group and the statement of financial position of the Company as at 31 December 2025, the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows of the Group for the year then ended, and the notes to the financial statements, including material accounting policy information, as set out on pages 7 to 53.

In our opinion, the accompanying consolidated financial statements of the Group and the statement of financial position of the Company are properly drawn up in accordance with the provisions of the Singapore Companies Act 1967 (the “Act”) and Financial Reporting Standards in Singapore (“FRSs”) so as to give a true and fair view of the consolidated financial position of the Group and the financial position of the Company as at 31 December 2025, and of the consolidated financial performance, consolidated changes in equity and consolidated cash flows of the Group for the year ended on that date.

Basis for Opinion

We conducted our audit in accordance with Singapore Standards on Auditing (“SSAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Group in accordance with the Accounting and Corporate Regulatory Authority Code of Professional Conduct and Ethics for Public Accountants and Accounting Entities (“ACRA Code”), as applicable to audits of financial statements of public interest entities, together with the ethical requirements that are relevant to audits of the financial statements of public interest entities in Singapore. We have also fulfilled our other ethical responsibilities in accordance with these requirements and the ACRA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF

GIGAMEDIA LIMITED

Fair valuation of financial assets at fair value through profit or loss (“FVTPL”)

The Company holds financial assets at FVTPL amounting to US$8,173,000 issued by a private company. The fair value of the investments is based on complex valuation methods with unobservable inputs, therefore, classified as Level 3.

Unlike the valuation of assets with readily observable market prices, therefore, more easily independently corroborated, the valuation of the financial assets at FVTPL classified as Level 3 is inherently subjective, and often involves the use of complex proprietary methods and unobservable inputs.

We identified the valuation of the financial assets at FVTPL as a key audit matter because of the complex valuation methods and unobservable inputs such as the discount rate, discount for lack of marketability and volatility management uses to estimate the fair value. This requires a high degree of auditor’s professional judgment and an increased extent of effort, including the involvement of our fair value specialists, when evaluating the methods and related inputs.

The financial assets at FVTPL is disclosed in Note 8 to the financial statements.

Our audit performed and responses thereon

Our audit procedures focused on evaluating and challenging the key assumptions used in the valuation of the financial assets at FVTPL.

Our procedures included:

•
We obtained an understanding and evaluated the design and implementation of controls over management’s valuation of the financial assets at FVTPL, including controls over the Company’s valuation methods and significant unobservable inputs.

•
With the assistance of our fair value specialists, (1) we evaluated the appropriateness of the valuation methodologies and techniques used in determining the fair value of the financial assets at FVTPL;
(2) we tested the underlying data used in the methods calculations and the mathematical accuracy of the calculation; (3) we evaluated the appropriateness of the judgements and estimates of the key inputs used in determining the fair value of the financial assets at FVTPL including but not limited to the discount rate, discount for lack of marketability and volatility.

Information Other than the Financial Statements and Auditor’s Report Thereon

Management is responsible for the other information. The other information comprises the directors’ statement, but does not include the financial statements and our auditor’s report thereon.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF

GIGAMEDIA LIMITED

Responsibilities of Management and Directors for the Financial Statements

Management is responsible for the preparation of financial statements that give a true and fair view in accordance with the provisions of the Act and FRSs, and for devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair financial statements and to maintain accountability of assets.

In preparing the financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The directors’ responsibilities include overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with SSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF

GIGAMEDIA LIMITED

Auditor’s Responsibilities for the Audit of the Financial Statements (cont’d)

•
Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•
Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the Group financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

In our opinion, the accounting and other records required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.

The engagement partner on the audit resulting in this independent auditor’s report is Tan Puay Boon.

/s/ Deloitte & Touche LLP

Public Accountants and

Chartered Accountants

Singapore

29 April 2026

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2025

Statements of financial position As at 31 December 2025
		Group		Company
	Note	2025	2024	2025	2024
		US$’000	US$’000	US$’000	US$’000
Assets
Property, plant and equipment	4	92	101	–	–
Right-of-use assets	5	244	484	–	–
Intangible assets	6	4	7	–	–
Subsidiaries	7	–	–	41,609	43,391
Other investment	8	3,535	5,441	3,535	5,441
Other assets (non-current)	9	591	745	191	392
Non-current assets		4,466	6,778	45,335	49,224

Other investment	8	4,638	–	4,638	–
Trade and other receivables	10	358	339	329	500
Other assets (current)	9	689	147	664	–
Cash and cash equivalents	11	29,053	35,094	125	514
Current assets		34,738	35,580	5,756	1,014

Total assets		39,204	42,358	51,091	50,238

Equity attributable to owners of the Company
Share capital	12	213,238	213,238	213,238	213,238
Reserves	13	(8,663)	(8,659)	3,453	3,528
Accumulated losses		(167,768)	(164,474)	(179,884)	(176,661)
Total equity		36,807	40,105	36,807	40,105

Liabilities
Lease liabilities	15	93	84	–	–
Non-current liability		93	84	–	–

Trade and other payables	16	1,353	937	14,284	10,133
Contract liabilities	17	796	816	–	–
Lease liabilities	15	155	416	–	–
Current liabilities		2,304	2,169	14,284	10,133
Total liabilities		2,397	2,253	14,284	10,133

Total equity and liabilities		39,204	42,358	51,091	50,238

See accompanying notes to financial statements.

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2025

Consolidated statement of profit or loss Year ended 31 December 2025
	Note	2025	2024
		US$’000	US$’000

Revenue	18	3,474	2,969
Cost of sales		(1,654)	(1,494)
Gross profit		1,820	1,475

Fair value loss on financial assets at FVTPL	8	(1,811)	(927)
Foreign exchange gain (loss)		402	(427)
Other (expenses) income		(6)	26

Product development and engineering expenses		(663)	(694)
Selling and marketing expenses		(1,672)	(1,451)
General and administrative expenses		(3,070)	(3,016)
Other operating expenses	19	(1)	(1)
Results from operating activities		(5,001)	(5,015)

Finance income		1,683	1,963
Finance expenses		(8)	(12)
Net finance income	20	1,675	1,951

Loss before tax		(3,326)	(3,064)
Income tax	21	–	–
Loss for the year	22	(3,326)	(3,064)

See accompanying notes to financial statements.

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2025

Consolidated statement of comprehensive income Year ended 31 December 2025
	2025	2024
	US$’000	US$’000

Loss for the year	(3,326)	(3,064)

Other comprehensive income (loss):
Item that will not be reclassified to profit or loss:
Defined benefit plan remeasurements	32	44

Item that may be reclassified subsequently to profit or loss:
Foreign currency translation differences – foreign operations	(4)	(175)

Other comprehensive income (loss) for the year, net of tax	28	(131)
Total comprehensive loss for the year	(3,298)	(3,195)

See accompanying notes to financial statements.

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2025

Consolidated statement of changes in equity Year ended 31 December 2025

	Attributable to owners of the Company
	Share capital	Share option reserve	Statutory reserve	Accumulated losses	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

At 1 January 2024	213,238	12,863	–	(161,454)	(21,347)	43,300

Total comprehensive loss for the year
Loss for the year	–	–	–	(3,064)	–	(3,064)

Other comprehensive (loss) income
Foreign currency translation	–	–	–	–	(175)	(175)
Defined benefit plan remeasurements	–	–	–	44	–	44
Total other comprehensive loss, net of tax	–	–	–	44	(175)	(131)
Total comprehensive loss for the year	–	–	–	(3,020)	(175)	(3,195)

At 31 December 2024	213,238	12,863	–	(164,474)	(21,522)	40,105

See accompanying notes to financial statements.

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2025

Consolidated statement of changes in equity (cont’d) Year ended 31 December 2025

	Attributable to owners of the Company
	Share capital	Share option reserve	Statutory reserve	Accumulated losses	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

At 1 January 2025	213,238	12,863	–	(164,474)	(21,522)	40,105

Total comprehensive loss for the year
Loss for the year	–	–	–	(3,326)	–	(3,326)

Other comprehensive income (loss)
Foreign currency translation	–	–	–	–	(4)	(4)
Defined benefit plan remeasurements	–	–	–	32	–	32
Total other comprehensive income, net of tax	–	–	–	32	(4)	28
Total comprehensive loss for the year	–	–	–	(3,294)	(4)	(3,298)

At 31 December 2025	213,238	12,863	–	(167,768)	(21,526)	36,807

See accompanying notes to financial statements.

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2025

Consolidated statement of cash flows Year ended 31 December 2025
	Note	2025	2024
		US$’000	US$’000
Operating activities
Loss before tax		(3,326)	(3,064)
Adjustments for:
Loss allowance for trade receivables		1	1
Amortisation – intangible assets		9	10
Amortisation – right-of-use assets		449	461
Gain on early termination of lease		(2)	–
Depreciation of property, plant and equipment		58	49
Interest expense		8	12
Interest income		(1,683)	(1,963)
Fair value loss on financial assets at FVTPL		1,811	927
Unrealised foreign exchange (gain) loss		(517)	602
Operating loss before working capital changes		(3,192)	(2,965)

Changes in:
Trade and other receivables		(478)	(216)
Other assets		(81)	175
Trade and other payables		384	(443)
Contract liabilities		13	(33)
Prepaid pension plans		(41)	(37)
Cash used in operations, representing net cash used in operating activities		(3,395)	(3,519)

Investing activities
Interest received		1,882	1,666
Purchase of property, plant and equipment		(44)	(46)
Purchase of intangible assets		(6)	(4)
Purchase of financial asset at FVTPL		(4,205)	(1,063)
Net cash (used in) from investing activities		(2,373)	553

Financing activity
Repayment of lease liabilities, representing
net cash used in financing activity		(464)	(473)

Net decrease in cash and cash equivalents		(6,232)	(3,439)
Cash and cash equivalents at 1 January		34,781	38,470
Effect of exchange rate fluctuations on cash held in foreign currencies		191	(250)
Cash and cash equivalents at 31 December	11	28,740	34,781

See accompanying notes to financial statements.

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2025

Consolidated statement of cash flows (cont’d)

Year ended 31 December 2025

Reconciliation of liabilities arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statement of cash flows as cash flows from financing activities.

Lease liabilities (Note 15)
USD’000

Balance at 1 January 2024	970
Financing cash flows	(473)
New leases	49
Interest expense	12
Effect of movements in exchange rates	(58)
Balance at 31 December 2024	500
Financing cash flows	(464)
New leases	227
Early termination of lease	(44)
Interest expense	8
Effect of movements in exchange rates	21
Balance at 31 December 2025	248

See accompanying notes to financial statements.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

1 Corporate information

GigaMedia Limited (the “Company”) is a limited liability company domiciled and incorporated in Singapore. The address of its registered office is at 9 Raffles Place, #26-01, Republic Plaza, Singapore 048619. Its principal place of business is at 8th Floor, No.22, Ln. 407, Sec. 2, Tiding Blvd., Taipei, Taiwan, 114 Republic of China.

The principal activity of the Company is that of investment holding. The principal activities of the subsidiaries are disclosed in Note 7 to the financial statements.

The Company is listed on the NASDAQ Stock Market in the United States.

The consolidated financial statements of the Group and statement of financial position of the Company for the year ended 31 December 2025 were authorised for issue by the Board of Directors on 29 April 2026.

Basis of preparation

The financial statements have been prepared in accordance with the historical cost basis except as disclosed in the material accounting policy information below, and are drawn up in accordance with the provisions of the Singapore Companies Act 1967 and Financial Reporting Standards in Singapore (“FRSs”).

The financial statements are expressed in United States dollars.

Adoption of new and revised standards

In the current financial year, the Group has adopted all the new and revised FRSs and interpretations of FRS (“INT FRSs”) that are relevant to its operations and effective for annual periods beginning on or after 1 January 2025. The adoption of these new/revised FRSs and INT FRSs does not result in changes to the Group’s and Company’s accounting policies in current and prior years.

Standards issued but not yet effective

At the date of authorisation of these financial statements, certain new/revised FRSs, INT FRSs and amendments to FRS were issued but not effective:

Effective for annual periods beginning on or after 1 January 2026 (i)

•
Amendments to FRS 109 and FRS 107: Amendments to the Classification and Measurement of Financial Instruments

•
Annual Improvements to FRSs-Volume 11

Effective for annual periods beginning on or after 1 January 2027 (i)

•
FRS 118: Presentation and Disclosure in Financial Statements

(i) Earlier application is permitted.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

Management anticipates that the adoption of the new or revised FRSs in future periods will not have a material impact on the financial statements in the period of their initial adoption, except for the following:

FRS 118 Presentation and Disclosures in Financial Statements

FRS 118 replaces FRS 1 Presentation of Financial Statements, carrying forward many of the requirements in FRS 1 unchanged and complementing them with new requirements. In addition, some FRS 1 paragraphs have been moved to FRS 8 Accounting Policies, Changes in Accounting Estimates and Errors and FRS 107 Financial Instruments: Disclosures. Furthermore, minor amendments to FRS 7 Statement of Cash Flows and FRS 33 Earnings per Share have been made.

FRS 118 introduces new requirements to:

•
present specified categories and defined subtotals in the statement of profit or loss.

•
provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements.

•
improve aggregation and disaggregation.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method. The Group is still in the process of assessing the impact of this new standard, particularly with respect to the structure of the Group’s consolidated statement of profit or loss, the consolidated statement of cash flows and additional disclosures required for MPMs. The amendments to FRS 7 and FRS 33, as well as the revised FRS 8 and FRS 107, become effective when an entity applies FRS 118. FRS 118 requires retrospective application with specific transition provisions.

2 Material accounting policy information

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability which market participants would take into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of FRS 102 Share-based Payment, leasing transactions that are within the scope of FRS 116 Leases, and measurements that have some similarities to fair value but are not fair value, such as net realisable value in FRS 2 Inventories or value in use in FRS 36 Impairment of Assets.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

2 Material accounting policy information (cont’d)

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

▪
Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

▪
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

▪
Level 3 - Unobservable inputs for the asset or liability.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Company and its subsidiaries. Control is achieved when the Company:

•
Has power over the investee;

•
Is exposed, or has rights, to variable returns from its involvement with the investee; and

•
Has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company's voting rights in an investee are sufficient to give it power, including:

•
The size of the Company's holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•
Potential voting rights held by the Company, other vote holders or other parties;

•
Rights arising from other contractual arrangements; and

•
Any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders' meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

2 Material accounting policy information (cont’d)

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group's accounting policies.

When the Group loses control of a subsidiary, a gain or loss is recognised in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognised in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable FRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under FRS 109, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

In the Company’s financial statements, investments in subsidiaries are carried at cost less any impairment in net recoverable value that has been recognised in profit or loss.

Foreign currency

The individual financial statements of each Group entity are measured and presented in the currency of the primary economic environment in which the entity operates (its functional currency). The Group’s consolidated financial statements are presented in United States dollars as the Company is listed on the NASDAQ Stock Market at United States. The Company’s functional currency is New Taiwan dollars.

a) Transactions and balances

Transactions in foreign currencies are measured in the respective functional currencies of the Company and its subsidiaries and are recorded on initial recognition in the functional currencies at exchange rates approximating those prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the closing rate of exchange prevailing at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at the reporting date are recognised in profit or loss for the period except for exchange differences arising on monetary items that form part of the Group’s net investment in foreign operations, which are recognised initially in other comprehensive income and accumulated under translation reserve in equity. The translation reserve is reclassified from equity to the profit or loss of the Group on disposal of the foreign operation.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

2 Material accounting policy information (cont’d)

b) Group companies

The assets and liabilities of foreign operations are translated into United States dollars at the rate of exchange prevailing at the reporting date and income and expenses are translated at the average exchange rates for the year. The exchange differences arising on the translation are taken directly to other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognised in profit or loss.

In the case of a partial disposal without loss of control of a subsidiary that includes a foreign operation, the proportionate share of the cumulative amount of the exchange differences are re-attributed to non-controlling interest and are not recognised in profit or loss. For partial disposals of associates that are foreign operations, the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

Financial instruments

Financial assets and financial liabilities are recognised on the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial assets (except for trade receivables that do not have a significant financing component which are measured at transaction price), and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

Classification of financial assets

The Company classifies its financial assets in the following measurement categories:

•
Amortised cost; and

•
Fair value through profit or loss (FVTPL).

Financial assets classified as at amortised cost

These mainly comprise cash and cash equivalents and trade and other receivables.

Financial assets that meet the following conditions are subsequently measured at amortised cost:

•
the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

•
the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

2 Material accounting policy information (cont’d)

Amortised cost and effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period.

The amortised cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance.

Interest income is recognised using the effective interest method for debt instruments measured subsequently at amortised cost. Interest income is recognised in profit or loss.

Financial asset at FVTPL

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognised in profit or loss.

Impairment of financial assets

The Group recognises a loss allowance for expected credit losses (‘ECL’) on trade receivables, other receivables, and contract assets. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial asset. The ECL incorporates forward looking information and is a probability-weighted estimate of the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the original effective interest rate. Details about the Group’s and Company’s credit risk management and impairment policies are disclosed in Notes 10 and 24(b).

Significant increase in credit risk

In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Group compares the risk of a default (more than 90 days past due) occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. Forward-looking information considered includes the future prospects of the industries in which the Group’s debtors operate.

The Group assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. A financial instrument is determined to have low credit risk if i) the financial instrument has a low risk of default, ii) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and iii) adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

2 Material accounting policy information (cont’d)

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

Derecognition of financial assets

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party.

On derecognition of a financial asset measured at amortised cost, the difference between the asset's carrying amount and the sum of the consideration received and receivable is recognised in profit or loss.

Financial liabilities

Financial liabilities include trade and other payables.

Initial recognition and measurement

Financial liabilities are recognised on the statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognised initially at fair value plus directly attributable transaction costs.

Subsequent measurement

After initial recognition, financial liabilities are subsequently measured at amortised cost using the effective interest method, with interest expense recognised on an effective yield basis.

Derecognition

The Group derecognises financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) where, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made on the amount of the obligation.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

2 Material accounting policy information (cont’d)

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issue costs.

Employee benefits

a) Defined contribution plans

The Group participates in the national pension schemes as defined by the laws of the countries in which it has operations. In particular, the Group makes contributions to the New Pension System under the Labor Pension Act in Taiwan, and to the Mandatory Provident Fund (MPF) scheme in Hong Kong, both are defined contribution pension schemes. Contributions to defined contribution pension schemes are recognised as an expense in the period in which the related service is performed.

b) Employee leave entitlement

Employee entitlements to annual leave are recognised as a liability when they accrue to the employees. The estimated liability for leave is recognised for services rendered by employees up to reporting date.

c) Defined benefits plan

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset).

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

2 Material accounting policy information (cont’d)

The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Group, the recognised asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Group. An economic benefit is available to the Group if it is realisable during the life of the plan, or on settlement of the plan liabilities.

Remeasurements from defined benefit plans comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest). The Group recognises them immediately in other comprehensive income and all expenses related to defined benefit plans in employee benefits expense in profit or loss.

When the benefits of a plan are changed, or when a plan is curtailed, the portion of the changed benefit related to past service by employees, or the gain or loss on curtailment, is recognised immediately in profit or loss when the plan amendment or curtailment occurs.

The Group recognises gains and losses on the settlement of a defined benefit plan when the settlement occurs. The gain or loss on settlement is the difference between the present value of the defined benefit obligation being settled as determined on the date of settlement and the settlement price, including any plan assets transferred and any payments made directly by the Group in connection with the settlement.

d) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognised as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that meet the related service and non-market performance conditions at vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period that the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the fair value of the liability are recognised as employee benefits expense in profit or loss.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

2 Material accounting policy information (cont’d)

Taxes

a) Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the end of the reporting period, in the countries where the Group operates and generates taxable income.

Current income taxes are recognised in the profit or loss except to the extent that the tax relates to items recognised outside the profit or loss, either in other comprehensive income or directly in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

b) Deferred tax

Deferred income tax is provided using the liability method on temporary differences at the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•
Where the deferred tax arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
In respect of temporary differences associated with investments in subsidiaries and associates, where the timing of the reversal of the temporary differences can be controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

•
Where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
In respect of deductible temporary differences associated with investments in subsidiaries, deferred income tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

2 Material accounting policy information (cont’d)

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period. Except for investment properties measured using the fair value model, the measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax relating to items recognised outside profit or loss is recognised outside profit or loss. Deferred tax items are recognised in correlation to the underlying transaction either in other comprehensive income or directly in equity and deferred tax arising from a business combination is adjusted against goodwill on acquisition.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Leases

As lessee

The Group assesses whether a contract is or contains a lease, at inception of the contract. The Group recognises a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Group recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses the incremental borrowing rate specific to the lessee.

The lease liability is presented as a separate line in the statement of financial position.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

2 Material accounting policy information (cont’d)

The Group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

•
the lease term has changed, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; or

•
a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Whenever the Group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under FRS 37. The costs are included in the related right-of-use asset.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented as a separate line in the statement of financial position.

The Group applies FRS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss.

As a practical expedient, FRS 116 permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Group has not used this practical expedient. For a contract that contain a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

Revenue recognition

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The Group recognises revenue when it transfers control of a product or service to a customer.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

2 Material accounting policy information (cont’d)

Digital entertainment service revenue

Digital entertainment service revenues are generated through the sale of virtual points, prepaid cards and game packs. Virtual points are sold to distributors or end-users who can make the payments through credit cards, internet banking or telecommunication service operators. Physical prepaid cards and game packs are sold through distributors and convenience stores.

Proceeds from sales of prepaid cards and game packs, net of sales discounts, and virtual points are deferred when received, and revenue is recognised over time when the virtual points and in-game items are consumed based on estimated service period. Management determines the estimated service period based on the weighted average number of days of a user’s payment interval of virtual points and in-game items in the Group’s online games.

The Group reports sales of virtual points on a gross basis. In the sales of virtual points, the Group acts as a principal and the Group has latitude in establishing price. Fixed percentage fees retained by convenient stores and service providers for payment processing related to the Group’s digital entertainment services are recognised as cost of digital entertainment revenues.

Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenue and incur expenses, including revenue and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Board of Directors (the chief operating decision maker) to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available.

Segment results that are reported to the Board of Directors include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Company’s headquarters), head office expenses and tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the year to acquire property, plant and equipment and intangible assets.

3 Critical accounting judgements and key sources of estimation uncertainty

In the application of the Group’s material accounting policies, which are described in Note 2, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions would be reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

3 Critical accounting judgements and key sources of estimation uncertainty (cont’d)

Critical judgements in applying the Group’s accounting policies

Management is of the opinion that any instances of application of judgement are not expected to have a significant effect on the amounts recognised in the financial statements, except for judgements relating to accounting estimates as discussed below.

Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are related to the following areas, and further explained in the respective notes:

•
Note 18 ‘Revenue’: Recognition of digital entertainment service revenue
•
Note 24(c) ‘Financial instruments’: Fair value of financial assets at FVTPL

4
Property, plant and equipment

	Information and communication equipment	Office furniture and equipment	Total
Group	US$’000	US$’000	US$’000

Cost
At 1 January 2024	157	34	191
Additions	44	2	46
Effect of movements in exchange rates	(11)	(2)	(13)
At 31 December 2024	190	34	224
Additions	27	17	44
Disposals	(4)	–	(4)
Effect of movements in exchange rates	8	2	10
At 31 December 2025	221	53	274

Accumulated depreciation
At 1 January 2024	67	13	80
Depreciation charge to profit or loss	43	6	49
Effect of movements in exchange rates	(5)	(1)	(6)
At 31 December 2024	105	18	123
Depreciation charge to profit or loss	50	8	58
Disposals	(4)	–	(4)
Effect of movements in exchange rates	4	1	5
At 31 December 2025	155	27	182

Carrying amounts
At 31 December 2024	85	16	101

At 31 December 2025	66	26	92
5

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

6
Right-of-use assets

	Office space	Motor vehicles	Total
Group	US$’000	US$’000	US$’000

Cost
At 1 January 2024	2,204	77	2,281
Additions	–	49	49
Disposals	(114)	(74)	(188)
Effect of movements in exchange rates	(124)	(4)	(128)
At 31 December 2024	1,966	48	2,014
Additions	116	111	227
Disposals	(535)	–	(535)
Effect of movements in exchange rates	84	1	85
At 31 December 2025	1,631	160	1,791

Accumulated amortisation
At 1 January 2024	1,273	64	1,337
Amortisation charge to profit or loss	435	26	461
Disposals	(114)	(74)	(188)
Effect of movements in exchange rates	(78)	(2)	(80)
At 31 December 2024	1,516	14	1,530
Amortisation charge to profit or loss	420	29	449
Disposals	(493)	–	(493)
Effect of movements in exchange rates	61	–	61
At 31 December 2025	1,504	43	1,547

Carrying amounts
At 31 December 2024	450	34	484

At 31 December 2025	127	117	244

The Group leases several assets including office space and motor vehicles. The average lease term is between 1 to 4 years (2024: 1 to 4 years) and rentals are generally fixed during the lease term.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

7
Intangible assets

Purchased software costs
US$’000
Group

Cost
At 1 January 2024	35
Additions	4
Disposals	(10)
Effect of movements in exchange rates	(2)
At 31 December 2024	27
Additions	6
Disposals	(4)
Effect of movements in exchange rates	1
At 31 December 2025	30

Accumulated amortisation
At 1 January 2024	22
Amortisation for the year	10
Disposals	(10)
Effect of movements in exchange rates	(2)
At 31 December 2024	20
Amortisation for the year	9
Disposals	(4)
Effect of movements in exchange rates	1
At 31 December 2025	26

Carrying amounts
At 31 December 2024	7

At 31 December 2025	4

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

8
Subsidiaries

	Company
	2025	2024
	US$’000	US$’000

Unquoted equity shares, at cost	155,702	155,702
Less: Allowance for impairment loss	(118,493)	(116,658)
Effect of movements in exchange rates	4,400	4,347
	41,609	43,391

During the year ended 31 December 2025, allowance for impairment loss amounting to US$1,835,000 (2024: US$1,988,000) was made in respect of the Company’s investments in certain subsidiaries to reduce the carrying value of the investments to recoverable amounts based on the net asset value of respective subsidiaries, which approximate their fair value less costs to sell.

Details of the subsidiaries are as follows:

Name of subsidiaries	Principal activities	Country of incorporation	Percentage ownership interest
			2025	2024
			%	%
Held by the Company

GigaMedia International Holdings Limited	Holding company	British Virgin Islands	100	100

GIGM Corporation	Holding company	Cayman Islands	100	100

Held by GigaMedia International Holdings Limited

GigaMedia (HK) Limited	Holding company	Hong Kong	–*	100

GigaMedia Online Entertainment Corp.	Holding company	Cayman Islands	100	100

GigaMedia (Cayman) Limited.	Holding company	Cayman Islands	100	100

Held by FunTown World Limited

FunTown Hong Kong Limited	Online games	Hong Kong	100	100

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

7 Subsidiaries (cont’d)

Name of subsidiaries	Principal activities	Country of incorporation	Percentage ownership interest
			2025	2024
			%	%
Held by GigaMedia Online Entertainment Corp.

FunTown World Limited	Holding company	British Virgin Islands	100	100

GigaMedia Freestyle Holdings Limited	Holding company	British Virgin Islands	100	100

Held by GigaMedia (Cayman) Limited.

Hoshin GigaMedia Center Inc.	Online games	Taiwan	100	100

Giga Development Corporation	Holding company	Taiwan	100	100

GigaMedia Cloud Services Co., Ltd.	Dormant	Taiwan	100**	100

* The subsidiary was dissolved and deregistered in the first quarter of 2025.

** Subsequent to the year-end, the subsidiary has completed its liquidation in the first quarter of 2026.

The proportion of voting rights held in the subsidiaries are the same as ownership interest.

9
Other investment

	Group and Company
	2025	2024
	US$’000	US$’000
Financial asset at FVTPL – Debt instrument (unquoted)	8,152	5,384
– Equity instrument (unquoted)	21	57
	8,173	5,441

– Current	4,638	–
– Non-current	3,535	5,441
	8,173	5,441

Balance at beginning of year	5,441	5,777
Additions	4,205	1,063
Fair value loss in profit or loss	(1,811)	(927)
Effect of movement in exchange rate	338	(472)
Balance at end of year	8,173	5,441
10

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

11
Other investment (cont’d)

On 31 August 2020, the Company entered into a convertible note purchase agreement to purchase a US$10 million (NTD295 million) principal amount of convertible promissory note (the “Note”) issued by the investee, Aeolus Robotics Corporation (“Aeolus”), a global company primarily engaged in designing, manufacturing, processing and sales of intellectual robotics. The Note bears interest rate of 2% per annum and shall be due on 30 August 2022, which can be extended to 30 August 2023 at Aeolus’s option. The Note is convertible into common shares at a price of US$3.00 per share, subject to certain adjustments, and shall be automatically converted upon certain conditions outlined in the purchase agreement.

On 30 December 2021, the Company received 735,835 shares of the Series B preferred shares issued by Aeolus by converting 20% of the US$10 million principal amount of the Note. The conversion was exercised in accordance with the right under the Note and was in the amount of US$2,000,000 at the conversion price of US$2.718 per share.

On 29 July 2022, Aeolus notified the Company that it had decided to exercise its right of extension under the Note to extend the original maturity date of 30 August 2022 to 30 August 2023.

On 31 August 2023, the Company and Aeolus entered into an agreement (Amendment No. 1) to amend the Note. The amendment extended the maturity date of the Note after the partial redemption of US$1,000,000 and the payment of accrued interest on the unpaid principal amount of the Note due through 30 August 2023 in the amount of US$480,000 were made by Aeolus and the outstanding principal amount became US$7,000,000 due thereunder. Payment of US$1,480,000 was made by Aeolus on 6 September 2023.

Pursuant to the Amendment No. 1 to the Note, the remaining principal amount of US$7,000,000 due thereunder bears interest at a rate of 4% per annum, was scheduled to be due on 28 February 2025 (which can be extended at Aeolus’s option, to 28 February 2026), and all or a portion of the principal amount due thereunder can be converted upon maturity, upon prepayment or upon the occurrence of certain specified events, upon Aeolus’s next round of equity financing, or upon Aeolus’s initial public offering, at the lower of US$1.25 per share or 80% of the applicable offering price. On 21 January 2025, Aeolus notified the Company that it had decided to exercise its right of extension under the amendment to the Note to extend the original maturity date of 28 February 2025 to 28 February 2026.

The Company and Aeolus entered into three agreements to purchase convertible promissory notes on 15 August 2023, 15 March 2024 and 24 September 2024, with principal amount of US$105,346, US$63,208 and US$1,000,000, respectively. These notes bear interest at a rate of 4.5% per annum and are convertible at US$0.1 per share, while other terms and conditions are similar to the original Note.

On 20 January 2025, 5 March 2025, 27 June 2025, 15 July 2025 and 5 December 2025, the Company entered into five agreements to purchase convertible promissory notes, with principal amounts of US$52,674, US$2,600,000, US$26,337, US$1,500,000 and US$26,336, respectively, issued by Aeolus. These notes bear interest at a rate of 4.5% per annum and are convertible at US$0.02 per share, while other terms and conditions are similar to the original Note.

Subsequent to the year-end, on 28 February 2026, the Company and Aeolus entered into an agreement (Amendment No. 2) to amend the Note. Amendment No. 2 extends the maturity date of the Note after the payment of accrued interest on the unpaid principal amount of the Note due through 28 February 2026 in the amount of US$699,000 is made by Aeolus. Payment of US$699,000 was made by Aeolus on 2 March 2026.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

8 Other investment (cont’d)

Pursuant to the Amendment No. 2 to the Note, the remaining principal amount of US$7,000,000 due thereunder will bear interest at a rate of 4% per annum, shall be due on 31 May 2026, and all or a portion of the principal amount due thereunder may be converted upon maturity, upon prepayment or upon the occurrence of certain specified events, upon Aeolus’s next round of equity financing, or upon Aeolus’s initial public offering, at the lower of US$1.25 per share or 80% of the applicable offering price.

12
Other assets

		Group		Company
	Note	2025	2024	2025	2024
		US$’000	US$’000	US$’000	US$’000

Refundable deposits		188	182	–	–
Prepaid licensing and royalty fees		25	147	–	–
Prepaid pension assets	14	212	171	–	–
Interest receivables from financial asset at FVTPL – debt instrument		855	392	855	392
		1,280	892	855	392

Non-current assets		591	745	191	392
Current assets		689	147	664	–
		1,280	892	855	392

The Group recorded prepaid licensing and royalty fees of US$25,000 (2024: US$147,000) arising from the purchase of licences for its online games for subsequent financial periods.

13
Trade and other receivables

	Group		Company
	2025	2024	2025	2024
	US$’000	US$’000	US$’000	US$’000
Trade receivables
- third parties	109	142	–	–
Less: Loss allowance for trade receivables	(1)	(1)	–	–
	108	141	–	–
Other receivables due from subsidiaries	–	–	329	500
Prepayments	103	69	–	–
Others	147	129	–	–
	358	339	329	500

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

10 Trade and other receivables (cont’d)

Trade balances

As at 1 January 2024, the Group’s trade receivables from contracts with customers amounted to US$227,000 (net of loss allowance of US$2,000). The trade amounts are unsecured, interest-free and have an average credit period of 30 days (2024: 30 days).

Loss allowance for trade receivables has been measured at an amount equal to lifetime ECL. The ECL on trade receivables are estimated by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate.

A trade receivable is written off when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings. None of the trade receivables that have been written off is subject to enforcement activities.

The following is an aged analysis of trade receivables at the end of the reporting period, net of loss allowance for trade receivables:

	Group
	2025	2024
	US$’000	US$’000

Current	104	126
Past due 0 – 90 days	2	13
Past due 91 – 180 days	1	1
More than 180 days	1	1
	108	141

The table below shows the movement in loss allowance for trade receivables:

	Group
	2025	2024
	US$’000	US$’000

Balance at 1 January	1	2
Charge to profit or loss	1	1
Written off	(1)	(1)
Effect of movements in exchange rates	–	(1)
Balance at 31 December	1	1

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

10 Trade and other receivables (cont’d)

Other receivables and amounts due from subsidiaries

The non-trade amounts due from subsidiaries are unsecured, interest-free and repayable on demand.

For purpose of impairment assessment, other receivables and amounts due from subsidiaries are considered to have low credit risk as they are not due for payment at the end of the reporting period and there has been no significant increase in the risk of default on the receivables since initial recognition.

Management estimates the loss allowance on other receivables at an amount equal to 12-month ECL, taking into account the historical default experience, current financial conditions of the counterparties and subsidiaries and the future prospects of the industry of each counterparty and subsidiary.

Based on the assessment, management is of the view that the ECL is insignificant as the credit risk of the counterparties and subsidiaries are low.

14
Cash and cash equivalents

	Group		Company
	2025	2024	2025	2024
	US$’000	US$’000	US$’000	US$’000

Bank balances	28,740	34,781	125	514
Short-term deposits	313	313	–	–
	29,053	35,094	125	514

Less: Restricted cash	(313)	(313)
Cash and cash equivalents in the consolidated statement of cash flows	28,740	34,781

The weighted average effective interest rate per annum relating to the fixed deposits at the reporting date for the Group is 3.67% (2024: 4.15%). Depending on the terms of the deposit, interest rates reprice every half-yearly and yearly.

In 2025, restricted cash amounting to US$313,000 (2024: US$313,000) mainly relates to deposits pledged for unutilised game point cards.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

15
Share capital

	2025	2024
	No. of shares	No. of shares
	’000	’000
Group and Company

In issue at 1 January and 31 December	11,052	11,052

All issued shares are fully paid, with no par value.

(i)
Ordinary shares

The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company.

(ii)
Capital management

The Group’s primary objective when managing capital is to safeguard the Group’s ability to continue as a going concern while looking for appropriate opportunities to expand its business. In order to do so, the Group may obtain new borrowings or issue new shares.

The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholder returns, taking into consideration the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities. The Group currently does not adopt any formal dividend policy.

There were no changes in the Group’s approach to capital management during the year.

The Group is not subject to externally imposed capital requirements.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

16
Reserves

	Group		Company
	2025	2024	2025	2024
	US$’000	US$’000	US$’000	US$’000

Share option reserve	12,863	12,863	12,863	12,863
Foreign currency translation reserve	(21,526)	(21,522)	(9,410)	(9,335)
	(8,663)	(8,659)	3,453	3,528

Share option reserve

Employee share options represent the equity-settled share option granted to employees and executive director of the Group. The reserve is made up of the cumulative value of services received from employee and executive directors recorded over the vesting period commencing from the grant date of share options, and is reduced by the expiry or exercise of the share options. The details of the share options are disclosed as follows:

2007 Equity Incentive Plan

At the June 2007 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to 400 thousand ordinary shares of the Company have been reserved for issuance. The 2007 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan. The maximum contractual term for the options under the 2007 Plan is 10 years. The 2007 Plan has lapsed in June 2017.

Summarised below are the general terms of its share-based compensation plans as of 31 December 2025.

Date granted	Balance at beginning of year	Granted during the year	Expired/ forfeited during the year	Balance at end of year	Options’ exercise price	Exercise period
	’000	’000	’000	’000	US$

05.05.2017	4	–	–	4	$2.90	05.05.2017 - 05.05.2027
	4	–	–	4

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

13 Reserves (cont’d)

All options are expected to be settled by issuing new shares. At the end of the financial year, details of the options granted are as follow:

	Number of outstanding share options
Range of exercise price	At beginning of the year	Granted during the year	Expired/ forfeited during the year	Exercised during the year	At end of the year	Weighted average remaining exercise period
	’000	’000	’000	’000	’000
2025
Under US$5	4	–	–	–	4	1.35 years
	4	–	–	–	4

2024
Under US$5	4	–	–	–	4	2.35 years
US$5–US$50	25	–	(25)	–	–
	29	–	(25)	–	4

The options are exercisable at the end of the year.

The Company has used the Black-Scholes option-pricing model to derive the fair value of share options granted to employees on the grant date. There was no share option granted in 2025 and 2024.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

17
Prepaid pension assets

The Group has defined benefit and defined contribution pension plans that covered substantially all of the Group’s employees.

Defined benefit pension plan

In accordance with the Labor Standards Law of the Republic of China, the Group has a defined benefit pension plan for its employees in Taiwan. The pension plan covers substantially all full-time employees for services provided prior to 1 July 2005, and employees who have elected to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on 1 July 2005. Under the defined benefit pension plan, employees are entitled to twice the monthly salary for each year of service for the first 15 years, and an additional one month for every additional year of service, up to a maximum of 45 months. The pension payment to employees is computed based on the average monthly salary for the six months prior to approved retirement.

The Group has contributed an amount equal to 2 percent of the salaries and wages paid to all qualified employees located in Taiwan to a pension fund (the “Fund”). The Fund is administered by a pension fund monitoring committee (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan. The Group makes pension payments from its account in the Fund unless the Fund is insufficient, in which case the Group makes payments from internal funds as payments become due. The Group seeks to maintain a normal, highly liquid working capital balance to ensure payments are made timely.

The following provides fund status of the plan and a reconciliation of employee benefits.

	Group
	2025	2024
	US$’000	US$’000

Fair value of plan assets	(552)	(488)
Projected benefit obligation	340	317
Other assets – prepaid pension assets	(212)	(171)

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

14 Prepaid pension assets (cont’d)

Expense recognised in profit or loss
	Group
	2025	2024
	US$’000	US$’000

Curtailment gain	–	–
Net interest on net defined benefit liability	(4)	(2)
Employee benefits	(4)	(2)

Movement in the present value of the defined benefit obligations

Projected benefit obligation at 1 January	317	339
Interest cost	7	5
Actuarial loss (gain)	2	(5)
Effect of movement in exchange rate	14	(22)
Defined benefit obligation at 31 December	340	317

Movement in the fair value of plan assets

Fair value of plan assets at 1 January	488	473
Expected return on plan assets	10	7
Actuarial gains	34	39
Effect of movement in exchange rate	20	(31)
Fair value of plan assets at 31 December	552	488

Return on plan assets

Expected return on plan assets	10	7
Actuarial gains	34	39
Actual return on plan assets	44	46

Assets Categories
Cash	100%	100%

Movement in the net plan obligations (prepaid assets)

Net prepaid assets at 1 January	(171)	(134)
Employee benefits	(4)	(2)
Defined benefit plan remeasurements	(32)	(44)
Effect of movement in exchange rate	(5)	9
Net prepaid assets at 31 December	(212)	(171)

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

14 Prepaid pension assets (cont’d)

Actuarial assumptions

Weighted-average assumptions used to determine defined benefit obligations as at 31 December 2025 and 2024 were as follows:

	2025	2024

Discount rate	1.75%	2.00%
Rate of compensation increase	2.00%	2.00%

The Group does not expect to make any contribution to the Fund in 2026. The Group expects to make benefit payments of US$25,000 from 2026 to 2030 and US$107,000 from 2031 to 2035.

Defined contribution pension plan

The Group has provided defined contribution plans for employees located in Taiwan and Hong Kong. Contributions to the plans are expensed as incurred.

Taiwan

Pursuant to the Labor Pension Act enacted on 1 July 2005, the Group set up a defined contribution pension plan for its employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, the Group contributes no less than 6% of the employees’ salaries and wages paid each month, up to the maximum amount of NT$9,000 (approximately US$286 per individual), to the employees’ individual pension accounts at the Bureau of Labor Insurance. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

Hong Kong

According to the relevant Hong Kong regulations, the Group provides a contribution plan for the eligible employees in Hong Kong. The Group must contribute at least 5 percent of their total salaries, up to the maximum amount of HK$1,500 (approximately US$193 per individual), to their individual contribution accounts of the authorities monthly. After the termination of employment, the benefits still belong to the employees in any circumstances.

The total amount of defined contribution pension expenses pursuant to defined contribution plans for the year ended 31 December 2025 was US$152,000 (2024: US$137,000).

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

18
Lease liabilities

	Group
	2025	2024
	US$’000	US$’000

Maturity analysis:
Year 1	159	421
Year 2 to 5	96	84
	255	505
Less: Future finance charges	(7)	(5)
	248	500

Analysed as:
Current	155	416
Non-current	93	84
	248	500

Lease liabilities were measured at the present value of the remaining lease payments, discounted using lessee’s incremental borrowing rate. As at 31 December 2025, the weighted average incremental borrowing rate applied to the lease liabilities ranged between 1.44% to 3.50% (2024: 1.44% to 3.60%).

19
Trade and other payables

	Group		Company
	2025	2024	2025	2024
	US$’000	US$’000	US$’000	US$’000

Trade payables	57	38	–	–
Accrued expenses	1,110	745	179	129
Other payables	186	154	–	–
Amount due to subsidiaries	–	–	14,105	10,004
Trade and other payables	1,353	937	14,284	10,133

The amounts due to subsidiaries are unsecured, interest-free and repayable on demand.

20
Contract liabilities

As at 1 January 2024, contract liabilities amounted to US$811,000.

Contract liabilities represent proceeds received from the sale of virtual points and in-game virtual items which have not been consumed by the users or expired. Contract liabilities are credited to profit or loss and recognised as revenue when the virtual points and virtual in-game items are consumed or expired.

The amount of revenue recognised in the current reporting period which relates to brought-forward contract liabilities is US$816,000 (2024: US$811,000).

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

21
Revenue

	Group
	2025	2024
	US$’000	US$’000

Digital entertainment service revenue*	3,474	2,969

* Included in the digital entertainment service revenue is revenue from sale of virtual points amounting to US$1.4 million (2024: US$1.5 million). The digital entertainment service revenue is recognised over time.

Management expects that the transaction price allocated to the unsatisfied and/or partially unsatisfied contracts as of the end of the reporting period will be recognised as revenue during the next reporting period.

Key sources of estimation uncertainty

Recognition of digital entertainment service revenue

Digital entertainment service revenue is earned via the sale of virtual points and in-game items. Proceeds from the sale of virtual points and in-game items are deferred when received (Note 17) and revenue is recorded over time when the virtual points and in-game items are consumed based on estimated service period.

Management determines the estimated service period based on the weighted average number of days of a user’s payment interval of virtual points and in-game items in the Group’s online games.

22
Other operating expenses

	Group
	2025	2024
	US$’000	US$’000

Loss allowance for trade receivables	1	1

23
Net finance income

	Group
	2025	2024
	US$’000	US$’000
Finance income
Interest income	1,683	1,963

Finance expenses
Interest expense on lease liabilities	(8)	(12)

Net finance income	1,675	1,951

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

24
Income tax

The income tax credit varied from the amount of income tax credit determined by applying the Singapore income tax rate of 17% to loss before income tax as a result of the following differences:

	Group
	2025	2024
	US$’000	US$’000
Reconciliation of effective tax rate

Loss before tax	(3,326)	(3,064)

Tax calculated at 17% (2024: 17%)	565	521
Effect of tax rates in foreign jurisdictions	175	162
Non-deductible expenses	(315)	(164)
Current year losses for which no deferred tax asset was recognised	(421)	(520)
Others	(4)	1
	–	–

As at 31 December 2025, the Group has tax losses carried forward, available to offset against future taxable income, the natures and jurisdictions of which were summarised as follows:

	2025		2024
Jurisdiction	Amount (US$’000)	Expiring year	Amount (US$’000)	Expiring year

Hong Kong	6,664	Indefinite	11,621	Indefinite
Taiwan	25,475	2026-2035	28,210	2025-2034

Deferred tax assets relating to unutilised tax losses has not been recognised due to the unpredictability of future profit streams. Consequently, the Group did not recognise deferred tax assets of US$6,974,000 (2024: US$9,116,000).

25
Loss for the year

Other than those disclosed elsewhere in the financial statements, the following items have been included in arriving at loss for the year:

	Group
	2025	2024
	US$’000	US$’000

Employee benefits expense (see below)	3,049	3,062
Amortisation charge on intangible assets	9	10
Amortisation charge on right-of-use assets	449	461
Depreciation of property, plant and equipment	58	49
Fair value loss on financial assets at FVTPL	1,811	927
Foreign exchange (gain) loss	(402)	427

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

22 Loss for the year (cont’d)

	Group
	2025	2024
	US$’000	US$’000
Employee benefits expense
Wages and salaries	2,852	2,860
Employee expense relating to defined benefit and contribution pension plans	194	198
Termination benefits	3	4
	3,049	3,062

26
Related parties

Share options granted to key management

As at the end of the financial year, the total outstanding number of share options granted to key management of the Group was 4,000 (2024: 4,000).

Transaction with key management personnel

Key management personnel of the Group are those persons having the authority and responsibility for planning, directing and controlling the activities of the entity. The directors are considered as key management personnel of the Group.

Key management personnel compensation comprised:

	Group
	2025	2024
	US$’000	US$’000

Wages and salaries	385	382
Director fee	135	135
Other benefits	43	40
	563	557

Other related party transactions

There are no significant related party transactions during 2025 and 2024.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

27
Financial instruments

(a) Categories of financial instruments

The following table sets out the financial instruments as at the end of the reporting period:

	Group		Company
	2025	2024	2025	2024
	US$’000	US$’000	US$’000	US$’000

Financial asset at FVTPL	8,173	5,441	8,173	5,441
Financial assets at amortised cost	30,204	35,809	1,309	1,406

Financial liabilities at amortised cost	1,167	783	14,284	10,133
Lease liabilities	248	500	–	–

(b) Financial risk management

The Group has exposure to the following risks from its use of financial instruments:

•
Credit risk
•
Liquidity risk
•
Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board has established the Audit Committee, which is responsible for overseeing the Group’s risk management policies. The Audit Committee reports regularly to the Board of Directors on its activities.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

24 Financial instruments (cont’d)

(b) Financial risk management (cont’d)

Credit risk

The customers of the Group settle the payments in accordance with one of the following ways:

(1) by bank transfer or credit card and (2) by advanced payment. The Group is subject to credit risk only for those receivables with credits granted.

None of the Group’s customers accounted for over 10 percent of the Group’s revenue in 2025 and 2024 or of the balance of trade receivables as of 31 December 2025 and 2024.

The credit risk of the Group’s and the Company’s financial assets, which comprise bank deposits and trade and other receivables, represents the maximum exposure to credit risk is the carrying amounts of these instruments.

Cash and cash equivalents are held with reputable financial institutions and subject to immaterial credit loss.

For trade related balances, the Group has applied the simplified approach in FRS 109 to measure the loss allowance at lifetime ECL. The Group determines the expected credit losses on these items based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions. Note 10 includes further details on the loss allowance for the trade receivables.

For non-trade related balances, the Group has established a policy to perform an assessment as at 31 December 2025 and 2024, of whether a financial instrument’s credit risk has increased significantly since initial recognition, by considering the change in the risk of default occurring over the remaining life of the financial instrument. The Group groups its other receivables into Stage 1, Stage 2 and Stage 3, as described below:

Stage 1 When other receivables are first recognised, the Group recognised an allowance based on 12 months’ ECL.

Stage 2 When other receivables have shown a significant increase in credit risk since origination, the Group records an allowance for the lifetime ECLs.

Stage 3 Other receivables considered credit-impaired. The Group records an allowance for the lifetime ECLs.

Management also makes periodic collective assessments for other receivables (including amounts due from subsidiaries) as well as individual assessment on the recoverability of other receivables based on historical settlement records, past experience and other factors. The Group classified other receivables in stage 1 and continuously monitored their credit risk.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

24 Financial instruments (cont’d)

(b) Financial risk management (cont’d)

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

Except for the lease liabilities (Note 15), financial assets at FVTPL (Note 8) and non-current portion of other assets (Note 9), the Group’s and Company’s financial assets and liabilities are due on demand or within one year from the end of the reporting period.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income of the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising returns.

Foreign currency risk

The Group holds some assets or liabilities in foreign currency other than functional currency and the value of these assets and liabilities are mainly subject to foreign currency risks resulting from fluctuations in exchange rates between the United States dollars (USD) and the functional currency.

The Group’s and Company’s exposures to foreign currencies in United States dollars equivalent are as follows:

	Group		Company
	2025	2024	2025	2024
	US$’000	US$’000	US$’000	US$’000

Financial assets
USD	9,628	9,211	9,482	6,848

Financial liabilities
USD	200	149	14,262	10,133

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

24 Financial instruments (cont’d)

(b) Financial risk management (cont’d)

Sensitivity analysis

The following table details the Group’s and Company’s sensitivity to a 10% increase and decrease in the USD against the relevant functional currencies. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates.

If the USD weakens by 10% against the functional currency of each group entity, loss before tax will (decrease) increase by:

	Group	Company
	2025	2024	2025	2024
	US$’000	US$’000	US$’000	US$’000

USD	943	906	(478)	(329)

If the USD strengthens by 10% against the functional currency of each group entity, loss before tax will (increase) decrease by the same amount above.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Group’s and Company’s financial instruments will fluctuate because of changes in market interest rates. The Group and Company are not exposed to significant interest rate risk.

(c) Fair values of financial assets and financial liabilities

Except for financial assets at FVTPL (Note 8), the fair values of financial assets and liabilities approximate the carrying amounts of those assets and liabilities reported in the statement of financial position due to the relatively short-term maturity of these financial instruments.

The table below analyses financial instrument carried at fair value by valuation method.

	Total	Level 1	Level 2	Level 3
	US$’000	US$’000	US$’000	US$’000
Group and Company

2025

Financial assets at FVTPL	8,173	–	–	8,173

2024

Financial assets at FVTPL	5,441	–	–	5,441

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

24 Financial instruments (cont’d)

(c) Fair values of financial assets and financial liabilities (cont’d)

The following table gives information about how the fair value of the financial assets at FVTPL is determined:

Calculation date: 31 December 2025
Valuation technique	Significant unobservable input	Rate	Changes in Fair Value (in US$ thousands)
			If the Rate of Input changes by -1%	If the Rate of Input changes by +1%
The discounted cash flow analysis to estimate the enterprise value, and then the option pricing method to allocate equity value among various classes of stakeholders.	Discount rate for future cash flows	23.7%	Debt instrument +$1,473 Equity instrument +$36	Debt instrument -$1,441 Equity instrument -$15
	Discount for lack of marketability (“DLOM”)	Debt instrument From 12.0% to 15.0% for different scenarios Equity instrument From 15.0% to 66.0% for different scenarios	Debt instrument +$93 Equity instrument +$0	Debt instrument -$92 Equity instrument -$1
	Volatility	Debt instrument From 30.5% to 38.0% for different scenarios Equity instrument From 38.0% to 178.3% for different scenarios	Debt instrument +$38 Equity instrument -$2	Debt instrument -$108 Equity instrument +$2

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

24 Financial instruments (cont’d)

(c) Fair values of financial assets and financial liabilities (cont’d)

Calculation date: 31 December 2024
Valuation technique	Significant unobservable input	Rate	Changes in Fair Value (in US$ thousands)
			If the Rate of Input changes by -1%	If the Rate of Input changes by +1%
The discounted cash flow analysis to estimate the enterprise value, and then the option pricing method to allocate equity value among various classes of stakeholders.	Discount rate for future cash flows	38.5%	Debt instrument +$324 Equity instrument +$28	Debt instrument -$352 Equity instrument -$20
	Discount for lack of marketability (“DLOM”)	Debt instrument 13.0% Equity instrument From 13.0% to 48.0% for different scenarios	Debt instrument +$62 Equity instrument +$1	Debt instrument -$62 Equity instrument -$1
	Volatility	Debt instrument 29.0% Equity instrument From 29.0% to 98.0% for different scenarios	Debt instrument +$99 Equity instrument -$1	Debt instrument -$36 Equity instrument +$2

Key sources of estimation uncertainty

Fair value of financial assets at FVTPL

In estimating the fair value of the financial assets at FVTPL (Note 8), the Group engages third party qualified valuer to perform the valuation. Management works closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model.

When estimating the value of the early stage enterprise, in the absence of observable market prices or a recent financing transaction, the Company obtained sufficient financial and operational information from the issuer’s company, using the income approach as the primary method, which reflects the close relationship between the future cash generating ability of the issuer’s company and respective enterprise value. As the issuer’s company was still at its early stage of development with limited historical track record, market multiples were conducted for supplementary reference only. In respect of the discount rate applied, management has calculated weighted average cost of capital (2024: with reference to venture capital portfolio return, adjusted for company specific risk premium).

The derived enterprise value was then served as a reasonable basis for the subsequent equity value allocation exercise to estimate the portion assignable to the issuer’s convertible note and respective share categories as of the measurement date by applying a hybrid method of Probability Weighted Expected Return Method (“PWERM”) and Option Pricing Method (“OPM”). Such hybrid method estimates the probability weighted value across multiple scenarios, using OPM to estimate the allocation of value within one or more of those scenarios.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

28
Segment information

Business segments

For the reportable segment, the Group’s chief operating decision maker reviews internal management reports on at least a quarterly basis. Management assesses the performance of the Group’s operations based on the profit before income tax, total assets and total liabilities which are measured in a manner consistent with that of the consolidated financial statements. The following summary describes the operations in the Group’s reportable segments:

Digital entertainment service:	The development and licensure of digital entertainment products and services and other investments

Major Customers

No single customer represented 10 percent or more of the Group’s total revenue in 2025 and 2024.

Geographic Information

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of revenue sources. Segment assets are based on the geographical location of the assets.

Revenue	2025	2024
	US$’000	US$’000

Taiwan	1,783	1,602
Hong Kong	1,691	1,367
	3,474	2,969

Non-current assets

Taiwan	4,373	6,744
Hong Kong	93	34
	4,466	6,778

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 December 2025

29
Contingent liability

On 15 January 2018, Ennoconn Corporation (“Ennoconn”) filed a complaint against one of our subsidiaries, GigaMedia Cloud Services Co., Ltd. (“GigaMedia Cloud”) in the Taiwan Taipei District Court. The complaint alleged that GigaMedia Cloud is obligated to pay Ennoconn NT$79,477,000 (approximately US$2,588,000) in connection with a transaction to purchase taximeters in 2015. GigaMedia Cloud filed an answer to the complaint denying Ennoconn’s allegations in the lack of factual and legal basis on 1 March 2018. On 15 November 2018, the Taiwan Taipei District Court determined that all of Ennoconn’s claims were without merit and made a judgment denying the complaint.

On 3 January 2019, Ennoconn filed an appeal demanding the judgment which was entered in the District Court, to be reversed and amended. The civil court of the second instance, the Taiwan High Court, has conducted the session of the preparatory proceedings for several times during 2019.
As a result, the Taiwan High Court ruled on 8 January 2020, that the decision of the Taiwan Taipei District Court should be partially modified and Ennoconn is entitled to NT$27,084,000 (approximately US$882,000). GigaMedia Cloud has filed another appeal with the Taiwan Supreme Court on 4 February 2020.

On 5 May 2021, the Taiwan Supreme Court revoked the previous ruling of the Taiwan High Court, and sent the case back to the Taiwan High Court for a retrial. Under the Taiwan Supreme Court’s ruling, the appeal made by Ennoconn should be reviewed by the Taiwan High Court by following the instructions of the Taiwan Supreme Court.

On 18 May 2022, the Taiwan High Court found such appeal meritless and made a civil judgment denying the complaint by Ennoconn. On 15 June 2022, Ennoconn filed an appeal and demanded that the Taiwan Supreme Court reverse this civil judgment and remand the case to the Taiwan High Court. On 22 February 2023, the Taiwan Supreme Court revoked the previous ruling of the Taiwan High Court, and sent the case back to the Taiwan High Court for a retrial. On 30 October 2023, the Taiwan High Court ruled such appeal meritorious and Ennoconn has the right to claim compensation from GigaMedia Cloud. On 16 November 2023, GigaMedia Cloud filed an appeal against the Taiwan High Court’s decision, and the appeal has been transferred to Taiwan Supreme Court on 2 January 2024. On 17 April 2024, the Taiwan Supreme Court, in a written notice, denied GigaMedia’s appeal and affirmed the Taiwan High Court’s October 2023 decision in favor of Ennoconn.

GigaMedia Cloud accrued its best estimate for the ultimate resolution of this claim. Subsequent to the year-end, GigaMedia Cloud has been legally liquidated on 23 March 2026, followed by a reference letter from the court approving its completion of liquidation. On the other hand, pursuant to Taiwan’s Company Act, the shareholder of GigaMedia Cloud is limitedly liable for GigaMedia Cloud in an amount equal to the total value of shares subscribed. Therefore, it is believed that the immediate parent company, the intermediate parent companies, as well as GigaMedia, the ultimate parent company, individually or collectively do not have obligations to absorb GigaMedia Cloud’s loss exceeding GigaMedia Cloud’s net worth and accordingly, it will not have a material adverse impact on the Group’s and Company’s financial condition, results of operations or cash flows.